HEI Exhibit 11

Hawaiian Electric Industries, Inc.
COMPUTATION OF EARNINGS PER SHARE
OF COMMON STOCK
Years ended December 31, 2013, 2012, 2011, 2010 and 2009

(in thousands, except per share amounts)	2013	2012	2011	2010	2009
Net income for common stock	$161,516	$138,658	$138,230	$113,535	$83,011
Weighted-average number of common shares outstanding	98,968	96,908	95,510	93,421	91,396
Adjusted weighted-average number of common shares outstanding	99,623	97,338	95,820	93,693	91,516
Basic earnings per common share	$1.63	$1.43	$1.45	$1.22	$0.91
Diluted earnings per common share	$1.62	$1.42	$1.44	$1.21	$0.91